May 18, 2021

Via Edgar

Ms. Irene Barberena-Meissner

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	TradeUP Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed May 7, 2021
File No. 333-253322

Dear Ms. Barberena-Meissner:

This letter is in response to the letter dated May 7, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to TradeUP Acquisition Corp. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form S-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 3 to Registration Statement on Form S-1

Description of Securities

Warrants, page 120

1. We note your disclosure here that the Company agrees that any action, proceeding or claim any action, proceeding or claim against you arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, "which jurisdiction will be the exclusive forum" for any such action, proceeding or claim. We also note that Section 9.3 of your warrant agreement filed as Exhibit 4.4 has been revised to state this jurisdiction is exclusive and that this exclusive forum provision applies to claims under the Securities Act. Please revise your disclosure here and include a new risk factor to clearly describe any risks or other impacts on investors and address any uncertainty about enforceability.

Response: The Company acknowledges the Staff’s comment and has revised disclosure on pages 58 and 120 of the Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2232.

Very truly yours,

By:	/s/ Jianwei Li
Jianwei Li Chairman and Co-Chief Executive Officer

Arila Zhou, Esq.

Hunter Taubman Fischer & Li LLC